SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

For Immediate Release

Nexus Telocation Systems Ltd. Announces signing a Share Purchase Agreement of an Investment of approximately $2.5 million
and the restructuring of its major debts

Givatayim, Israel, March 13, 2003 – Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Location Based Services (“LBS”), announced today that it signed with DBSI Investment Ltd. (“DBSI”) and certain other purchasers a Share Purchase Agreement (“SPA”) for an investment in the company of approximately $2.5 million. The closing is subject to the completion of certain requirements and conditions.

In connection with the SPA, Nexus has also concluded agreements to restructure its approximately $4.0 million debts to the bank mainly by converting a short-term facility into long-term loans, its agreement with AMS Electronics Ltd., its major manufacturer, including a conversion of approximately $700 thousand convertible debenture to equity, and other debts and liabilities.

According to the SPA, four new directors will be nominated to Nexus’ board of directors after the closing, to be appointed by DBSI.

Mr. Shlomo Sadowsky, President and CEO of Nexus said: “The anticipated final conclusion of the transaction with DBSI, the recently completed sale of NexusData upon which more than $8.0 million net liabilities were taken off our balance sheet and the restructuring of the major facilities and debts will definitely strengthen our financial position, both from the capital structure stand point and cash flow wise.”

“This should be an excellent starting point, and will better enable us to fulfill our goals. We now intend to focus our efforts on the security market, better address the worldwide growing demand for our SVR (Stolen Vehicle Recovery) and other security offerings and give special attention to the high potential Latin American markets. We are very pleased with the group of investors, mostly representing previous minority Nexus shareholders, and their future support to the company through their experience.” concluded Sadowsky.

Mr. Yaron Sheinman, Nexus Chairman said: “We are satisfied with the successful conclusion of the significant restructuring steps we have taken in the company and its’ holdings over the last months. We would not have succeeded without the support of the company’s shareholders, customers, suppliers, bank and others. This final step will better position the company to achieve its’ goals and provide it with additional support and guidance from its shareholders and board of directors”.

Nexus Telocation Systems Ltd. develops manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies. Nexus Telocation security services business is performed through business partners in Israel, Venezuela, Argentina, and Russia .

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for the company’s affiliates’ products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated evens. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P and Chief financial Officer
Tel.; 011-972-3-572 3111
e-mail: ronens@nexus.co.il

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. By: /s/ —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: March 13, 2003